Exhibit 99.2

CARDIOME PHARMA CORP.

Interim Consolidated Financial Statements

Three and nine months ended September 30, 2017 and 2016

(Unaudited)

CARDIOME PHARMA CORP.

Interim Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share amounts)

	September 30, 2017	December 31, 2016

Assets

Current assets:
Cash and cash equivalents	$27,182	$26,758
Restricted cash (note 5)	1,943	2,547
Accounts receivable, net of allowance for doubtful accounts of $114 (2016 - $97)	6,262	6,154
Inventories (note 6)	6,294	4,618
Prepaid expenses and other assets	1,525	1,302
	43,206	41,379

Property and equipment (note 7)	451	548
Intangible assets (note 8)	28,445	24,352
Goodwill	318	318
Deferred income tax assets	462	460
	$72,882	$67,057

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 9)	$7,629	$8,021
Current portion of deferred consideration (note 11)	-	2,815
Current portion of deferred revenue	204	182
	7,833	11,018

Long-term debt, net of unamortized debt issuance costs and discount (note 10)	39,014	19,391
Deferred revenue	2,514	2,381
Other long-term liabilities	220	243
	49,581	33,033

Stockholders’ equity:
Common stock	352,711	344,928
Authorized - unlimited number without par value
Issued and outstanding – 33,940,715 (2016 – 31,884,420) (note 12)
Additional paid-in capital	38,074	35,812
Deficit	(384,522)	(363,054)
Accumulated other comprehensive income	17,038	16,338
	23,301	34,024
	$72,882	$67,057

Contingencies (note 15)

Subsequent events (note 12)

See accompanying notes to the interim consolidated financial statements.

2

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Operations and Comprehensive Loss

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Revenue:
Product and royalty revenues	$5,970	$5,186	$16,828	$18,093
Licensing and other fees	51	51	146	145
	6,021	5,237	16,974	18,238
Cost of goods sold	1,488	1,342	4,845	4,452
Gross margin	4,533	3,895	12,129	13,786
Expenses:
Selling, general and administration	8,481	7,170	26,277	21,415
Amortization (notes 7 and 8)	890	853	2,567	2,131
	9,371	8,023	28,844	23,546
Operating loss	(4,838)	(4,128)	(16,715)	(9,760)

Other expense:
Loss on extinguishment of long-term debt (note 10)	-	-	-	1,402
Other expense on modification of long-term debt (note 10)	29	-	1,451	-
Interest expense	1,762	865	3,796	1,715
Other expense (income)	175	(6)	282	329
Foreign exchange loss (gain)	(255)	209	(881)	601
	1,711	1,068	4,648	4,047
Loss before income taxes	(6,549)	(5,196)	(21,363)	(13,807)
Income tax expense	74	88	105	225
Net loss	$(6,623)	$(5,284)	$(21,468)	$(14,032)
Other comprehensive loss:
Foreign currency translation adjustments	173	149	700	515
Comprehensive loss	$(6,450)	$(5,135)	$(20,768)	$(13,517)
Loss per common share (note 14)
Basic	$(0.20)	$(0.19)	$(0.66)	$(0.61)
Diluted	$(0.20)	$(0.19)	$(0.66)	$(0.62)
Weighted average common shares outstanding (note 14)
Basic	33,835,677	28,376,143	32,730,558	23,034,503
Diluted	33,878,190	28,433,016	32,772,179	23,101,263

See accompanying notes to the interim consolidated financial statements.

3

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars, except number of common shares)

	Number of common shares	Common shares	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2015	20,147,337	$312,019	$34,678	$(343,435)	$16,674	$19,936
Net loss	-	-	-	(19,619)	-	(19,619)
Issuance of common stock (note 12)	11,708,856	35,676	-	-	-	35,676
Share issue costs	-	(3,121)	-	-	-	(3,121)
Issuance of common shares on vesting of restricted share units, net of tax (note 12)	28,227	354	(449)	-	-	(95)
Stock-based compensation expense	-	-	1,583	-	-	1,583
Foreign currency translation adjustments	-	-	-	-	(336)	(336)
Balance at December 31, 2016	31,884,420	$344,928	$35,812	$(363,054)	$16,338	$34,024
Net loss	-	-	-	(21,468)	-	(21,468)
Issuance of common stock (note 12)	1,768,024	7,127	-	-	-	7,127
Share issue costs	-	(355)	-	-	-	(355)
Common stock issued upon exercise of options (note 12)	262,395	384	-	-	-	384
Reallocation of additional paid-in capital arising from stock- based compensation related to exercise of options	-	346	(346)	-	-	-
Reallocation of stock-based compensation liability arising from stock-based compensation related to exercise of options	-	29	-	-	-	29
Issuance of common shares on vesting of restricted share units, net of tax (note 12)	25,876	252	(310)			(58)
Issuance of warrants (note 10)	-	-	1,200	-	-	1,200
Stock-based compensation expense (note 13)	-	-	1,718	-	-	1,718
Foreign currency translation adjustments	-	-	-	-	700	700
Balance at September 30, 2017	33,940,715	$352,711	$38,074	$(384,522)	$17,038	$23,301

See accompanying notes to the interim consolidated financial statements.

4

CARDIOME PHARMA CORP.

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016
Operating activities:
Net loss	$(6,623)	$(5,284)	$(21,468)	$(14,032)
Items not affecting cash:
Amortization (notes 7 and 8)	890	853	2,567	2,131
Accretion of long-term debt (note 10)	567	56	970	202
Interest paid in-kind on long-term debt (note 10)	366	-	366	-
Write-down of inventory (note 6)	163	-	233	-
Loss on extinguishment of long-term debt (note 10)	-	-	-	1,402
Stock-based compensation expense (recovery) (note 13)	311	209	1,641	(84)
Unrealized foreign exchange gain (loss)	(445)	122	(1,417)	475
Changes in operating assets and liabilities:
Restricted cash	1,006	-	812	(295)
Accounts receivable	(703)	2,435	473	1,923
Inventories	70	(87)	(1,412)	(116)
Prepaid expenses and other assets	(305)	180	(203)	(323)
Accounts payable and accrued liabilities	492	(2,900)	(767)	(2,441)
Deferred revenue	(51)	21	(146)	(73)
Other long-term liabilities	(8)	(8)	(23)	(23)
Net cash used in operating activities	(4,270)	(4,403)	(18,374)	(11,254)

Investing activities:
Purchase of property and equipment (note 7)	-	-	(5)	(9)
Purchase of intangible assets (note 8)	(5,206)	(8,017)	(5,219)	(13,628)
Net cash used in investing activities	(5,206)	(8,017)	(5,224)	(13,637)

Financing activities:
Issuance of common stock (note 12)	237	34,500	7,127	35,341
Share issue costs	(10)	(2,722)	(352)	(2,752)
Issuance of common stock upon exercise of stock options (note 12)	-	-	384	-
Income tax withholdings on vesting of restricted share units	(9)	(5)	(58)	(136)
Proceeds from issuance of long-term debt (note 10)	10,000	-	20,000	20,000
Financing fees on issuance of long-term debt (note 10)	(368)	(23)	(518)	(713)
Repayment of long-term debt	-	-	-	(10,000)
Payment of fees on extinguishment of long-term debt (note 10)	-	-	-	(1,146)
Payment of deferred consideration (note 11)	(1,670)	(726)	(2,815)	(1,755)
Net cash provided by financing activities	8,180	31,024	23,768	38,839

Increase (decrease) in cash and cash equivalents during the period	(1,296)	18,604	170	13,948
Effect of foreign exchange rate changes on cash and cash equivalents	95	46	254	(75)
Cash and cash equivalents, beginning of period	28,383	12,884	26,758	17,661
Cash and cash equivalents, end of period	$27,182	$31,534	$27,182	$31,534

Supplemental cash flow information:
Interest paid	$843	$815	$2,479	$1,524
Net income taxes paid (received)	25	46	(328)	31

See accompanying notes to the interim consolidated financial statements.

5

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, recurring adjustments which, in the opinion of management, are necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2016 filed with the appropriate securities commissions. The results of operations for the three and nine months ended September 30, 2017 and 2016 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 and was continued under the laws of Canada on March 8, 2002. Cardiome is a specialty pharmaceutical company dedicated to offering patients and healthcare providers innovative therapeutic options that effectively, safely, and conveniently manage acute medical conditions to improve health and quality of life. Cardiome strives to find innovative, differentiated medicines that provide therapeutic and economic value to patients, physicians and healthcare systems. Cardiome currently has two marketed, in-hospital cardiology products, Brinavess® (vernakalant IV), for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults, and Aggrastat® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome, which are commercially available in markets outside of the United States. Cardiome has licensed a European-approved antibiotic, Xydalba™ (dalbavancin), a second generation, semi-synthetic lipoglycopeptide for the treatment of acute bacterial skin and skin structure infections in adults, that the Company has launched commercially in Germany, the United Kingdom, and France, and expects to commercialize in Belgium, Nordic nations, Canada, certain other European countries and select countries in the Middle East over time. Cardiome has also licensed Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community-acquired and hospital-acquired pneumonia, which is currently marketed in Germany, Italy, the United Kingdom, France, Austria and Switzerland. In addition, Cardiome has also licensed commercialization rights to a pre-registration drug/device combination product, Trevyent®, for the treatment of pulmonary arterial hypertension in certain regions outside the United States and commercialization rights to cardiology products Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications, in certain European countries.

The Company has financed its operations through cash flows generated from sales of its products, the issuance of common shares, and debt financing. In addition to these sources of financing, based on projections of payments required for its funding requirements, the Company may need to seek incremental equity or debt financing arrangements within the next year. Based on the liquidity that the Company expects to generate from additional sources that it considers probable, the Company estimates that it will have sufficient liquidity to continue its planned business operations for at least the one-year period following the issuance of these interim consolidated financial statements. There can be no assurance that the Company will be able to successfully obtain financing in the amounts or terms acceptable to the Company, if at all, in order to continue its operational activities in the long term.

6

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

2.	Summary of significant accounting policies:

The accounting policies and methods of computation applied by the Company in these interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016, except as described below.

Effective July 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2017-1, “Business Combinations (Topic 805): Clarifying the Definition of a Business”, issued by the Financial Accounting Standards Board (“FASB”) in January 2017. ASU 2017-01 requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not considered a business. To be a business, the set of acquired activities and assets must include inputs and one or more substantive processes that together contribute to the ability to create outputs. The Company has applied ASU 2017-1 in assessing a distribution agreement entered into during the three and nine months ended September 30, 2017 (note 8) and determined that the arrangement shall be accounted for as an asset acquisition under the clarified definition.

During the three and nine months ended September 30, 2017, the Company adopted ASU 2016-09, “Improvements to Employee Share-Based Payment Accounting”, issued by the FASB in March 2016. ASU 2016-09 simplifies several aspects of accounting for employee share-based payment transactions, including accounting for income taxes, forfeitures and statutory tax withholding requirements, as well as classification in the statements of cash flows.  As a result of the adoption, the Company reclassified income tax withholding payments on the vesting of restricted share units of $9 and $5 for the three months ended September 30, 2017 and 2016, respectively, and $58 and $136 for the nine months ended September 30, 2017 and 2016, respectively, from cash used in operating activities to cash used in financing activities on the interim consolidated statements of cash flows.

During the three and nine months ended September 30, 2017, the Company adopted ASU 2015-17, “Balance Sheet Classification of Deferred Taxes”, issued by the FASB in November 2015. ASU 2015-17 requires that deferred tax assets and liabilities be classified as noncurrent. As a result of the adoption, the Company reclassified deferred tax assets of $462 and $460 from current assets to noncurrent assets as of September 30, 2017 and December 31, 2016, respectively, on the interim consolidated balance sheets.

7

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

3.	Recent accounting pronouncements:

In January 2017, the FASB issued ASU 2017-04, “Simplifying the Test for Goodwill Impairment”. ASU 2017-04 eliminates the need to determine the fair value of individual assets and liabilities of a reporting unit to measure the goodwill impairment. The goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is evaluating the revised guidance to determine whether there will be any impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Statement of Cash Flows: Restricted Cash”. ASU 2016-18 requires the statement of cash flows to explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for fiscal years beginning after December 15, 2017. The amendments in ASU 2016-18 should be applied using a retrospective transition method to each period presented. The Company is evaluating the guidance to determine whether there will be any impact on its consolidated financial statements.

In May 2014, the FASB issued guidance codified in ASC 606, Revenue Recognition – Revenue from Contracts with Customers (“ASC 606”), which replaces the guidance in former ASC 605, Revenue Recognition. The amendment was the result of a joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for U.S. GAAP and international financial reporting standards ("IFRS"). The joint project clarifies the principles for recognizing revenue and develops a common revenue standard for U.S. GAAP and IFRS. ASC 606 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017. ASC 606 may be adopted using one of two methods: full retrospective or modified retrospective. Under the full retrospective approach, retrospective application is applied to each prior reporting period presented. Under the modified retrospective approach, retrospective application is applied with the cumulative effect of initially applying the update recognized at the date of initial application. The Company anticipates the adoption of ASC 606 under the modified retrospective approach on January 1, 2018. The Company’s evaluation of the impact of the new guidance on its consolidated financial statements is ongoing, however it currently anticipates that the standard may have an impact on the timing of revenue recognition of the Company’s individual long-term contracts without changing the total amount of revenue recognized. There is expected to be no changes to the treatment of cash flows and cash will continue to be collected in line with contractual terms.

8

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

4.	Financial instruments:

Financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, long-term debt and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities and deferred consideration approximate carrying values because of their short-term nature. The Company’s long-term debt is recorded under the effective interest method (note 10). The long-term debt and deferred consideration are classified as Level 2 of the fair value hierarchy.

The Company’s financial instruments are exposed to certain financial risks, including credit risk and market risk.

(a)	Credit risk:

Credit risk is the risk of financial loss to the Company if a partner or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and cash equivalents and accounts receivable. The carrying amount of the financial assets represents the maximum credit exposure.

The Company limits its exposure to credit risk on cash and cash equivalents by placing these financial instruments with high-credit quality financial institutions.

The Company is subject to credit risk related to its accounts receivable. The majority of the Company’s accounts receivable arise from product sales which are primarily due from drug distributors and hospitals. The Company monitors the creditworthiness of its customers so that it can properly assess and respond to changes in their credit profile.

(b)	Market risk:

Market risk is the risk that changes in market prices, such as foreign currency exchange rates and interest rates will affect the Company’s income or the value of the financial instruments held.

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to foreign currency risk as a portion of the Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, revenue, and operating expenses are denominated in other than U.S. dollars. The Company manages foreign currency risk by holding cash and cash equivalents in foreign currencies to support forecasted foreign currency cash outflows. The Company has not entered into any forward foreign exchange contracts.

(ii)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial instruments that potentially subject the Company to interest rate risk include cash and cash equivalents and long-term debt.

The Company is exposed to interest rate cash flow risk on its cash and cash equivalents as these instruments bear interest based on current market rates.

9

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

5.	Restricted cash:

At September 30, 2017, the Company held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities of $1,833 (December 31, 2016 - $1,443) and for operating lease arrangements of $110 (December 31, 2016 - $104). During the three and nine months ended September 30, 2017, $1,000 was released from a non-interest bearing escrow account upon the Company’s repayment of all amounts owing under the deferred consideration liability in connection with the acquisition of Correvio LLC (note 11).

6.	Inventories:

	September 30,	December 31,
	2017	2016

Finished goods	$3,522	$1,757
Work in process	704	562
Raw materials	2,068	2,299

	$6,294	$4,618

During the three and nine months ended September 30, 2017, the Company had a write-down of inventory of $163 and $233, respectively (three and nine months ended September 30, 2016 – nil).

7.	Property and equipment:

		Accumulated	Net book
September 30, 2017	Cost	amortization	value

Laboratory equipment	$625	$625	$-
Production equipment	100	55	45
Software	161	116	45
Computer equipment	218	193	25
Leasehold improvements	399	134	265
Furniture and office equipment	187	116	71

	$1,690	$1,239	$451

10

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

7.	Property and equipment (continued):

		Accumulated	Net book
December 31, 2016	Cost	amortization	value

Laboratory equipment	$625	$625	$-
Production equipment	97	48	49
Software	161	85	76
Computer equipment	216	177	39
Leasehold improvements	399	107	292
Furniture and office equipment	187	95	92

	$1,685	$1,137	$548

Amortization expense for the three and nine months ended September 30, 2017 amounted to $29 and $102, respectively (three and nine months ended September 30, 2016 - $38 and $145, respectively).

8.	Intangible assets:

		Accumulated	Net book
September 30, 2017	Cost	amortization	value

Licenses	$19,542	$2,067	$17,475
Marketing rights	15,830	6,135	9,695
Trade name	1,131	438	693
Patents	4,361	3,779	582

	$40,864	$12,419	$28,445

		Accumulated	Net book
December 31, 2016	Cost	amortization	value

Licenses	$12,843	$856	$11,987
Marketing rights	15,830	4,948	10,882
Trade name	1,131	353	778
Patents	4,347	3,642	705

	$34,151	$9,799	$24,352

In the third quarter of 2017, the Company announced the execution of a distribution and license agreement with Basilea Pharmaceutica International Ltd. (“Basilea”), for the rights to commercialize Zevtera®/Mabelio® (ceftobiprole medocaril sodium) in 34 European countries and Israel. As consideration for the rights and licenses granted, the Company made a non-refundable payment to Basilea of CHF 5 million ($5.2 million USD). Additional non-refundable milestone payments will be due to Basilea upon the Company’s achievement of various milestones. Milestone payments may also be due to Basilea based on achievement of pre-determined levels of annual net sales. The license will be amortized over the life of the agreement of 15 years.

11

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

8.	Intangible assets (continued):

In the second quarter of 2016, the Company announced the execution of a license agreement with Allergan plc (“Allergan”), for the rights to commercialize dalbavancin (branded Dalvance® in the U.S. and XydalbaTM in the rest of the world) in France, the United Kingdom, Germany, Belgium, Nordic nations, other European nations, various Middle Eastern nations, and Canada. As consideration for the rights and licenses granted, the Company made non-refundable payments to Allergan of $13,000, along with incurring other transaction costs. Additional non-refundable milestone payments will be due to Allergan upon the Company’s achievement of various milestones. Royalty payments may also be due to Allergan based on achievement of pre-determined levels of annual net sales. The license will be amortized over the life of the agreement of 10 years.

Amortization expense for the three and nine months ended September 30, 2017 amounted to $861 and $2,465, respectively (three and nine months ended September 30, 2016 - $815 and $1,986, respectively). The acquisition of the license with Basilea in the third quarter of 2017 will increase amortization expense by approximately $347 annually for the next 5 years.

9.	Accounts payable and accrued liabilities:

	September 30,	December 31,
	2017	2016

Trade accounts payable	$4,170	$3,924
Employee-related accruals	2,458	2,637
Interest payable on deferred consideration (note 11)	-	24
Other accrued liabilities	1,001	1,436

	$7,629	$8,021

12

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

10.	Long-term debt:

	September 30,	December 31,
	2017	2016

Long-term debt, net of unamortized debt issuance costs and discount	$39,014	$19,391
Less: current portion	-	-
Long-term debt, net of unamortized debt issuance costs and discount	$39,014	$19,391

On June 13, 2016, the Company entered into a term loan agreement with CRG-managed funds (“CRG”) for up to $30,000 consisting of three tranches bearing interest at 14% per annum. The first tranche of $20,000 was drawn at closing and was used to extinguish long-term debt from Midcap Financial LLC and for general corporate purposes. The second tranche of $5,000 was available to the Company if the Company was able to reach certain revenue milestones at December 31, 2016. The Company reached the revenue milestone at December 31, 2016 but did not draw the second tranche. The third tranche of $5,000 was available to the Company if the Company was able to reach certain revenue milestones at June 2017.

On May 11, 2017, the Company amended the terms of its term loan agreement. Under the terms of the amended agreement, up to $50,000 is available to the Company consisting of four tranches bearing interest at 13% per annum. The first tranche of $20,000 was drawn on June 13, 2016 when the Company entered into the original term loan agreement, and a second tranche of $10,000 was drawn on the date of this amendment. A third tranche of $10,000 was drawn on August 8, 2017. A fourth tranche of up to $10,000 in increments of $5,000 is available to the Company on or prior to March 31, 2018 if the Company is able to reach certain revenue milestones. Notwithstanding the foregoing, the fourth tranche may be available to the Company if the Company and CRG mutually agree on a business development transaction. The loan matures on March 31, 2022 and is secured by substantially all of the assets of the Company. Under the terms of the amended agreement, an interest-only period is provided such that principal repayment begins in June 2020. If certain revenue milestones are met by the Company, the interest-only period may be extended such that there is only one principal payment at maturity.

Interest is payable on a quarterly basis through the full term of the loan. Interest payments may be split, at the Company’s option, between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans until March 31, 2020. Subsequent to March 31, 2020, interest shall be payable entirely in cash. If certain revenue milestones are met by the Company, the period in which the Company, at its option, may split its interest payments between 9% per annum cash interest and 4% per annum paid in-kind interest in the form of additional term loans may be extended to March 31, 2022. During the three and nine months ended September 30, 2017, the Company paid in-kind interest of $366. On the maturity date, a back-end facility fee of 8% of the aggregate amount of the term loan will be payable to CRG. As a result, the Company is accruing the amount up to $43,595 under the effective interest method which will be the amount payable at maturity.

In consideration for entering into the amended agreement, 700,000 warrants with a strike price of $4.00 per common share were issued to CRG as of the date of the amended agreement. The warrants have a term of 5 years and qualify as equity. The warrants were fair valued at $1,200 using the Black-Scholes model and are being accounted for as a discount to the long-term debt on a proportionate basis to the fair value of the entire long-term debt as of the date of the amended agreement. The discount is being amortized to interest expense over the life of the amended agreement under the effective interest method.

13

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

10.	Long-term debt (continued):

The Company is required to meet certain annual revenue covenants. If the revenue covenants are not met, the Company may exercise a cure right by issuing additional common shares in exchange for cash or by borrowing subordinated debt in an amount equal to two times the difference between the minimum required revenue and the Company’s revenue. The cash received from the cure right would be used to repay the principal. The Company was in compliance with this revenue covenant for the year ended December 31, 2016. The Company may be required to exercise a cure right of up to $6,000 for the year ended December 31, 2017.

The Company incurred expenses of $1,451 in connection with the modification of long-term debt which is included in other expense.

11.	Deferred consideration:

On November 18, 2013, the Company completed the acquisition of Correvio LLC through the purchase of a combination of assets and shares in exchange for 19.9% of the Company’s then outstanding shares and deferred consideration of $12,000. The deferred consideration is being repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually.  The Company repaid the deferred consideration in full during the third quarter of 2017. As a result of the full repayment, $1,000 of restricted cash was released from escrow (note 5).

12.	Share capital:

Issued and outstanding:

Number
Common shares	of shares

Balance, December 31, 2015	20,147,337
Issued through common share offering (i)	11,500,000
Issued to Lincoln Park Capital Fund, LLC (ii)	208,856
Issued upon vesting of restricted share units, net of tax	28,227

Balance, December 31, 2016	31,884,420
Issued through at-the market offering (iii)	1,768,024
Issued for cash upon exercise of options	215,000
Issued upon exercise of options in cashless transaction	47,395
Issued upon vesting of restricted share units, net of tax	25,876
Balance, September 30, 2017	33,940,715

(i)	On July 29, 2016, the Company closed an underwritten public offering of 11,500,000 common shares from treasury at a price of US$3.00 per common share for gross proceeds of $34,500.

14

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

12.	Share capital (continued):

(ii)	On January 12, 2016, the Company completed a purchase agreement (the “Purchase Agreement”) with Lincoln Park Capital Fund, LLC (“LPC”) which allows LPC to purchase up to an aggregate value of $20 million worth of common shares in the capital of the Company. In consideration for entering into the agreement, the Company issued 48,856 common shares to LPC as a commitment fee. No proceeds were received for these shares which were valued at $335 and recorded as a share issuance cost. During the year ended December 31, 2016, the Company issued 160,000 common shares under the Purchase Agreement to LPC for gross proceeds of $841.

On March 7, 2016, the Company filed a prospectus supplement pertaining to the Purchase Agreement, under which the Company may sell its common shares to LPC up to an aggregate of $6,900. On December 22, 2016, the Company filed an amendment to this prospectus supplement. The Purchase Agreement was amended such that the Company’s closing share price must be equal to or greater than US$1.00 in order for a purchase to be effected. No shares were issued during the three and nine months ended September 30, 2017. Subsequent to September 30, 2017, the Company sold 494,453 common shares to LPC under the Purchase Agreement for gross proceeds of $1.0 million and plans to use the net proceeds for general corporate purposes.

(iii)	On March 7, 2016, the Company filed an Amended and Restated At Market Issuance Sales Agreement (the “Sales Agreement”) with FBR Capital Markets & Co. (“FBR”) and MLV & Co. LLC (“MLV”). The Company entered into the Sales Agreement only as a result of the acquisition by FBR of MLV. On March 7, 2016, the Company also filed a prospectus supplement under which the Company may issue common shares through at-the-market offerings up to an aggregate of $6,900. During the nine months ended September 30, 2017, 1,666,765 common shares were issued for gross proceeds of $6,890 under this prospectus supplement. On August 10, 2017, the Company filed a new prospectus supplement under which the Company may issue common shares through at-the-market offerings up to an aggregate of $10,700. During the three and nine months ended September 30, 2017, 101,259 common shares were issued for gross proceeds of $237 under this prospectus supplement. As at September 30, 2017, $10,463 remains available under this prospectus supplement. Subsequent to September 30, 2017, the Company issued 190,574 common shares under the Sales Agreement for gross proceeds of $0.4 million and plans to use the net proceeds for general corporate purposes.

15

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

13.	Share-based compensation:

(a)	Stock options:

Details of the stock option transactions for the nine months ended September 30, 2017 are summarized as follows:

	Number	Weighted average exercise price (CAD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (CAD$)
Outstanding as at December 31, 2016	2,001,557	5.82	2.72	1,110

Options granted	1,242,500	4.15
Options exercised	(309,000)	2.19
Options forfeited	(20,000)	5.10
Outstanding as at September 30, 2017	2,915,057	5.48	3.30	306
Exercisable as at September 30, 2017	1,578,167	5.95	2.51	306

The outstanding options expire at various dates ranging from December 11, 2017 to August 13, 2022.

At September 30, 2017, stock options to executive officers and directors, employees and consultants were outstanding as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		remaining	exercise		exercise
Range of		contractual	price		price
exercise prices (CAD$)	Number	life (years)	(CAD$)	Number	(CAD$)

$1.65 to $2.08	300,000	0.41	1.66	300,000	1.66
$2.09 to $5.63	1,477,183	4.11	4.25	513,264	4.50
$5.64 to $7.37	550,000	3.72	6.13	244,416	6.13
$7.38 to $12.14	587,874	2.32	9.90	520,487	9.78

	2,915,057	3.30	5.48	1,578,167	5.95

At September 30, 2017, there was $1,220 (December 31, 2016 - $739) of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 1.4 years (December 31, 2016 – 1.3 years).

The aggregate intrinsic value of stock options exercised during the three and nine months ended September 30, 2017 was $77 and $588, respectively (three and nine months ended September 30, 2016 – nil).

16

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

13.	Share-based compensation (continued):

The aggregate fair value of vested options during the three and nine months ended September 30, 2017 was $501 and $1,229, respectively (three and nine months ended September 30, 2016 - $397 and $840, respectively).

For the three months ended September 30, 2017, $210 was recorded as stock-based compensation expense with $357 being recorded as a recovery against liability and $567 being recorded as an expense against additional paid-in capital (three months ended September 30, 2016 – $96 was recorded as stock-based compensation expense with $429 being recorded as a recovery against liability and $525 being recorded as an expense against additional paid-in capital).

For the nine months ended September 30, 2017, $1,330 was recorded as stock-based compensation expense with $77 being recorded as a recovery against liability and $1,407 being recorded as an expense against additional paid-in capital (nine months ended September 30, 2016 – $346 was recorded as stock-based compensation recovery with $1,234 being recorded as a recovery against liability and $888 being recorded as an expense against additional paid-in capital).

The weighted average fair value of stock options granted during the three and nine months ended September 30, 2017 was $1.97 and $1.53, respectively (three and nine months ended September 30, 2016 – $2.06 and $2.00, respectively). The estimated fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

Three months ended September 30	2017	2016

Dividend yield	-	-
Expected volatility	61.7%	95.6%
Risk-free interest rate	1.6%	0.9%
Expected average life of the options	4.4 years	4.2 years
Estimated forfeiture rate	-	-

Nine months ended September 30	2017	2016

Dividend yield	-	-
Expected volatility	63.7%	65.7%
Risk-free interest rate	1.2%	0.7%
Expected average life of the options	3.8 years	3.1 years
Estimated forfeiture rate	-	-

There is no dividend yield as the Company has not paid, and does not plan to pay, dividends on its common shares. The expected volatility is based on the historical share price volatility of the Company’s daily share closing prices over a period equal to the expected life of each option grant. The risk-free interest rate is based on yields from Canadian government bond yields with a term equal to the expected term of the options being valued. The expected life of options represents the period of time that the options are expected to be outstanding based on the contractual term of the options and on historical data of option holder exercise and post-vesting employment termination behaviour. Forfeitures are estimated at the time of grant and, if necessary, management revises that estimate if actual forfeitures differ and adjusts stock-based compensation expense accordingly.

17

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

13.	Share-based compensation (continued):

(b)	Restricted share unit plan:

Details of RSU transactions for the nine months ended September 30, 2017 are summarized as follows:

	Number	Weighted average grant date fair value (USD$)	Weighted average remaining contractual life (years)	Aggregate intrinsic value (USD$)
Outstanding as at December 31, 2016	119,703	$6.95	1.71	$334

RSUs granted	44,462	3.83		183
RSUs vested	(43,420)	7.13		156
RSUs forfeited	(15,206)	6.46
Outstanding as at September 30, 2017	105,539	$5.64	1.63	$227

At September 30, 2017, there was $310 (December 31, 2016 – $537) of total unrecognized compensation cost related to non-vested RSUs. That cost is expected to be recognized over a weighted average period of 1.6 years (December 31, 2016 – 1.5 years).

RSUs are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized on a straight-line basis over the three-year vesting period. For the three and nine months ended September 30, 2017, stock-based compensation expense related to RSUs of $101 and $311 (three and nine months ended September 30, 2016 – $117 and $320, respectively) was recorded in selling, general and administration expenses and recorded against additional paid-in capital.

18

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

14.	Basic and diluted loss per share:

Basic and diluted loss per share is calculated as set forth below:

Three months ended September 30	2017	2016

Net loss	$(6,623)	$(5,284)
Less: recovery of fair value of liability classified awards	(124)	(157)
Diluted loss available to common shareholders	$(6,747)	$(5,441)

Weighted average number of common shares for basic loss per share	33,835,677	28,376,143
Plus: incremental shares from assumed exercise	42,513	56,873
Diluted weighted average number of common shares for diluted loss per share	33,878,190	28,433,016

Loss per share – basic and diluted	$(0.20)	$(0.19)

Nine months ended September 30	2017	2016

Net loss	$(21,468)	$(14,032)
Less: recovery of fair value of liability classified awards	(124)	(402)
Diluted loss available to common shareholders	$(21,592)	$(14,434)

Weighted average number of common shares for basic loss per share	32,730,558	23,034,503
Plus: incremental shares from assumed exercise	41,621	66,760
Diluted weighted average number of common shares for diluted loss per share	32,772,179	23,101,263

Loss per share – basic	$(0.66)	$(0.61)
Loss per share – diluted	$(0.66)	$(0.62)

19

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

15.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

20

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

16.	Segmented information:

Revenue is earned through the sale of the Company’s commercialized products. During the three and nine months ended September 30, 2017, the sale of Aggrastat® accounted for 79% and 86% of total revenue, respectively (three and nine months ended September 30, 2016 – 91% and 92%, respectively).

The Company recognizes segmentation based on geography as follows:

Three months ended September 30, 2017	Europe	Rest of World	Total

Revenue	$2,561	$3,460	$6,021
Cost of goods sold	816	672	1,488
Gross margin	1,745	2,788	4,533

Three months ended September 30, 2016	Europe	Rest of World	Total

Revenue	$2,569	$2,668	$5,237
Cost of goods sold	564	778	1,342
Gross margin	2,005	1,890	3,895

Nine months ended September 30, 2017	Europe	Rest of World	Total

Revenue	$7,571	$9,403	$16,974
Cost of goods sold	2,103	2,742	4,845
Gross margin	5,468	6,661	12,129

Nine months ended September 30, 2016	Europe	Rest of World	Total

Revenue	$8,114	$10,124	$18,238
Cost of goods sold	1,723	2,729	4,452
Gross margin	6,391	7,395	13,786

During the three months ended September 30, 2017, there were three customers that individually accounted for more than 10% of total revenue. These three customers accounted for 30%, 16% and 10% of total revenue. During the three months ended September 30, 2016, there were two customers that individually accounted for more than 10% of total revenue. These two customers accounted for 26% and 17% of total revenue.

21

CARDIOME PHARMA CORP.

Notes to Interim Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

As at and for the three and nine months ended September 30, 2017 and 2016

16.	Segmented information (continued):

During the nine months ended September 30, 2017 and 2016, there were two customers that individually accounted for more than 10% of total revenue. In 2017, these two customers accounted for 28% and 21% of total revenue (in 2016 – 20% and 20%).

Property and equipment by geographic area were as follows:

	September 30, 2017	December 31, 2016

Europe	$99	$116
Rest of world	352	432

	$451	$548

Intangible assets by geographic area were as follows:

	September 30, 2017	December 31, 2016

Europe	$27,863	$23,647
Rest of world	582	705

	$28,445	$24,352

22